Exhibit 99.1

News Release

MediWound Appoints Aharon Yaari to its Board of Directors

Accomplished international executive brings 30 years of global commercial and operations leadership

YAVNE, Israel (December 01, 2015) – MediWound Ltd. (Nasdaq: MDWD), a fully integrated biopharmaceutical company specializing in innovative therapies to address unmet needs in severe burn and wound management, announces today the appointment of Aharon Yaari to the Company’s  Board of Directors. With this change, the Company’s Board of Directors increases to seven members, while the composition of the Board’s committees remain unchanged.

Since 2015, Mr. Yaari has served as a director of Clal Biotechnology Industries Ltd. (“CBI”), MediWound’s controlling Shareholder. From 2013 until September 2015, Mr. Yaari served as the President and Chief Executive Officer of Oil Refineries Ltd. From 2009 until 2012, Mr. Yaari served as Head of Generic Systems at Teva Pharmaceuticals Ltd. (“Teva”), where he was responsible for all Teva's backend operations and processes and was a member of Teva's senior management. From 1999 until 2008, Mr. Yaari served in several executive positions including President and Chief Executive Officer of Teva's multibillion, Active Pharmaceutical Ingredients Division. From 1996 until 1999, Mr. Yaari served as President of Plantex USA, where he led the U.S. marketing arm of Teva's API division. Mr. Yaari holds a M.A in Economics (cum laude) and a B.A. in Economics and International Relations (cum laude) from the Hebrew University, Jerusalem, Israel.

“We are very pleased to welcome Mr. Yaari to MediWound Board of Directors as he brings a wealth of relevant experience in overseeing global commercial, operational and research and development activities. We are confident that his knowledge and experience will be valuable to MediWound,” stated Gal Cohen, President and Chief Executive Officer of MediWound.

Subject to the approval of the shareholders at the General Meeting, which shall be convened at a later date, as compensation for his services on the Board of Directors, Mr. Yaari will be entitled to standard compensation available to all directors of the Company pursuant to the Company’s compensation policy. To the best of the Company’s knowledge, other than his position as a director on CBI’s Board of Directors, there are no arrangements or understandings between Mr. Yaari and any other person pursuant to which he was appointed. Mr. Yaari does not have any family relationship with any director or executive officer of the Company or any person nominated or chosen by the Company to become a director or executive officer.

About MediWound Ltd.

MediWound is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel therapeutics based on its patented proteolytic enzyme technology to address unmet needs in the fields of severe burns, as well as chronic and other hard-to-heal wounds. MediWound’s first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency and from the Israeli  and Argentinean Ministries of Health for removal of dead or damaged tissue, known as eschar, in adults with deep partial- and full-thickness thermal burns. NexoBrid represents a new paradigm in burn care management, and clinical trials have demonstrated, with statistical significance, its ability to non-surgically and rapidly remove the eschar earlier and, without harming viable tissues. For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, clinical trials and the regulatory authorizations. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on MediWound’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. In particular, you should consider the risks discussed under the heading “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2014 and information contained in other documents filed with or furnished to the Securities and Exchange Commission. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The forward-looking statements made herein speak only as of the date of this announcement and MediWound undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Sharon Malka
Chief Financial & Operations Officer
MediWound Ltd.
ir@mediwound.co.il

Anne Marie Fields
Senior Vice President
LHA
212-838-3777
afields@lhai.com